UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF No. 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. (the "Company" or "Telefônica Brasil"), according and for the purposes of CVM Rulings No. 319/99 and No. 358/02, as amended, and complementing the Material Facts disclosed on August 5, 2014, August 28, 2014, August 29, 2014, September 18, 2014, and March 26, 2015 (the "Material Facts"), hereby informs its shareholders and the market in general that, on this date, its Board of Directors approved the convening of an Extraordinary Shareholders’ Meeting of the Company to be held on May 28, 2015, to discuss, among other matters on the meeting agenda, the proposal for ratification of the Stock Purchase Agreement and Other Covenants(the "Stock PurchaseAgreement"), executed by the Company, Vivendi S.A. (“Vivendi”), Société d'Investissement et de Gestion 72 S.A.("FrHolding72"), Société d'Investissement et de Gestion 108 SAS ("FrHolding108"),Telefónica, S.A., and, as intervening parties, GVT Participações S.A. ("GVTPar") and Global VillageTelecom S.A. ("GVT"), on September 18, 2014, for the acquisition by the Company of all of the shares issued byGVTParand of 675,571 shares issued by GVT (the "Acquisition"), pursuant to Paragraph 1 of Article 256 of Law No. 6,404, of December 15 1976, as amended(the "Brazilian Corporation Law"),as well as the merger of GVTPar shares by the Company(the "Merger of Shares"), pursuant to the terms and conditions described below (the "Acquisition" and the "Merger of Shares" hereinafter jointly referred to as the "Transaction"):

I. APPROVAL OF THE ACQUISITION AND PROPOSED MERGER OF SHARES

1.1.         Background.The Merger of Shares is part of theAcquisition announced to the market through the Material Facts, in which it was disclosed that, as consideration for the acquisition of GVTPar shares and of 675,571 shares issued by GVTby the Company, with the payment being made with a portion in cash(the "Cash Portion") and another portion in shares of Telefônica Brasil to be issued due to the Merger of Shares, with the corresponding delivery of common and preferred shares issued by the Company to FrHolding108,in substitution for themerged GVTPar sharesheld by FrHolding108, in accordance with the terms negotiated between the parties and set forth in the Stock Purchase Agreement, so that FrHolding108 shall receive Company's shares corresponding to 12% of its common shares and 12% of its preferred shares at the end of the Transaction,on a fully diluted basis(the "Share Portion").In addition, the execution of theagreementsrelated to the Acquisition was authorized by the Board of Directors of the Company at the 254thBoard of Directors’ Meeting held on September 18, 2014, having the members of theBoard of Directors recommended the approval of the Acquisition by the General Shareholders’ Meeting, in accordance with Article 256 of the Brazilian Corporation Law.

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF No. 02.558.157/0001-62 - NIRE 35.3.001.5881-4

1.1.1.In order to finance the Acquisition, the Company increased its capital through a public offering of primary distribution of shares in Brazil and abroad, in accordance with CVM Ruling No. 400, of December 29, 2003, in which 121,711,240 common shares and 243,086,248 preferred shares were subscribed for, leading to a capital increase of R$16,107,285,058.80, finally approved on May 4, 2015 (the "Capital Increase - Follow On"), as per the closing announcement of the public offering of primary distribution of common and preferred shares, issued on May 6, 2015.

1.2.         Purpose.TheMerger of Shares is part of the implementation of the structure of the acquisitionof GVTParby the Company. Additionally, itintends to unify the management of the Company and of GVTPar and facilitate the development of their corporate activities, allowingfor greater efficiency in the management of the companies and in the carrying out of their respective corporate activities, with potential cost savings, enabling further growth for the businesses developed by the Company and GVTPar through a joint supply of complementary services.

1.3.         Corporate Structureof the partiesprior to the Transaction:

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF No. 02.558.157/0001-62 - NIRE 35.3.001.5881-4

1.4.         Corporate Structureof the partiesafter the Transaction (considering the Follow OnCapital Increase and the Merger of Shares):

II.            COMPANIES’ SHARES AND EXCHANGE RATIO

2.1.         Merger of Shares.FrHolding108 will receive, in exchange for the shares held by it in GVTParand already considering the payment of the Cash Portion,68,597,306new common shares and134,320,885 new preferred sharesto be issued by the Company, withthe same rights as the now outstandingshares of Telefônica Brasil.The political and equity rights currently conferred by the Company’s common and preferred shares will not change, pursuant to the provisions of Section 3.1 below.

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF No. 02.558.157/0001-62 - NIRE 35.3.001.5881-4

2.2.         Exchange Ratio. The exchange ratio of the shares issued by GVTPar to be merged into the Company,as described above,was determined by the management of the Company and GVTPar, as independent parties, during the negotiation process for the acquisition of GVTPar. In this context, pursuant to the provisions of the Stock Purchase Agreement, FrHolding108 shall receive a number of common and preferred shares, issued in the same proportion asthe common and preferred shares currently existing and corresponding to 12% of the shares of Telefônica Brasil after theFollow OnCapital Increase and the Merger of Shares described herein, on a fully diluted basis.

BancoItaú BBA S.A.,financial institution hired by Telefônica Brasil to issue an opinion on the value assigned to the GVTPar shares and the amount to be paid by Telefônica Brasil as consideration for the shares of GVTPar (including the portion to be paid through shares issued by Telefônica Brasil, representing 12% of Telefônica Brasil’s capital stock), has issued an opinion concluding that the amount of the Cash Portion and the portion to be paid in shares of Telefônica Brasil, representing 12% of its capital stock, as negotiated by Telefônica Brasil and Vivendi, from a financial standpoint,is fair to Telefônica Brasil. Also, BancoMorgan Stanley S.A., financial institution hired by Telefônica Brasil, has issued a fairness opinion concluding that, based on the premises therein, the amount to be paid by Telefônica Brasil as consideration for GVTPar shares (including the amount to be paid in shares of Telefônica Brasil) in the terms of the Stock Purchase Agreement is fair from a financial standpointto Telefônica Brasil.

2.3.         Company's Capital Increase.GVTPar shares were appraised by PlanconsultPlanejamento e Consultoria Ltda.based on the economic value criterion, on the base date of December 31, 2014, for the purposes of Article 252, Paragraph 1, combined with Article 8, both of the Brazilian Corporation Law, atR$26,417,111,400.00, in accordance with the relevant appraisalreport. In order to determine the amount to be merged into Telefônica Brasil’s equity and, therefore, the amount of the latter’s capital increase due to the Merger of Shares, it shall be disregarded the amount of R$16,751,090,338.74 (sixteen billion seven hundred fifty-one million ninety thousand three hundred and thirty-eight Brazilian Reais and seventy-four cents), which corresponds to the equity interest thatwill be held by Telefônica Brasil in the capital stock of GVTPar after the payment of the Cash Portion. Therefore, Telefônica Brasil’s capital stock shall be increased in the amount of R$9,666,021,061.26, totalingR$63,571,415,865.09, should the Transaction be approved.

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF No. 02.558.157/0001-62 - NIRE 35.3.001.5881-4

III.           SHAREHOLDER RIGHTS

3.1.         ShareholdersRights. The Company's Bylaws will be amended due to the Merger of Shares, to reflect the change in the amount of its capital stock and the number of common and preferred shares representing it, as well as other changes relating to the integration of the companies involved in the Transaction.

FrHolding108, shareholder of GVTPar at the time of the Merger of Shares and whose shares will be merged into the Company, shall hold common and preferred shares of the Company, withpolitical and economic advantages similar to those conferred by the common and preferred shares currently outstanding.Notwithstanding the foregoing, while shares of Telefônica Brasil are held by Vivendi or any company controlled by Vivendi, the exercise of certain political rights related to such shares will be subject to the restrictions under the Merger Control Agreement entered into by Vivendi and the Administrative Council for Economic Defense ("CADE") on March 25, 2015.

3.2.         Dividends.The new common and preferred shares to be issued by the Company as a result of the Merger of Shareswillhave the same equity rights of the other outstanding common and preferred shares issued by the Company, including with respect to dividends and/or interest on equity (or other remuneration) as may be declared by the Company after their issuance.

IV.          ADDITIONAL INFORMATION

4.1.         Withdrawal Rightsand Refund Value.The holders of common and preferred shares of Telefônica Brasil, on September 19, 2014, dissenting from the Transaction, shall be entitled to withdraw from the Company upon refund of their shares, as set forth in the Notice to Shareholders dated as of September 25, 2014. Additional information about the withdrawal rights, including the period for their exercise and the form and qualification conditions, will be informed to the public through a Notice to Shareholders, to be disclosed in due time.

The refund value per common or preferred share to be paid in the exercise of withdrawal rights has been determined based on Telefônica Brasil’s net worth described in its financial statements for the fiscal year ended December 31, 2014, corresponding to R$40.02 per share, and the corresponding amount of dividends declared on January 30, 2015, and on April 9, 2015, will be deducted from it,given that the amount of the declared dividends composed the profit account and, therefore, the equity value per share on December 31, 2014. Consequently, the refund value to be paid to the shareholders disagreeing with the resolutions of the Shareholders’ Meeting to be convened to address the matters described herein, corresponding to the adjusted equity value per share on the base-date of December 31, 2014, is R$37,55 per common or preferred share.

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF No. 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The holders of GVTPar shares will not have any withdrawal right, given that the current shareholders of GVTPar have already expressed their agreement with the Merger of Shares in the Stock Purchase Agreement. Therefore, no reference to withdrawal rights in relation to the shares held by them in GVTPar shall apply.

4.2.         Independence of Appraisers.Planconsulthas declaredin the documents prepared for the Transaction that there is no conflict or pooling of interests with the controlling and minority shareholders of the Company and GVTPar, their shareholders, or the Transaction.

4.3.         Assessment of the Transaction by Regulatory Agencies.The Transaction was submitted to the National Telecommunications Agency – ANATEL, for prior analysis and approval, and was approved under Act No. 448, of January 22, 2015, published in the Official Gazette of the Federal Executive on January 26, 2015. It was also submitted to the Administrative Council for Economic Defense - CADE, which approved it at the 61stOrdinary Ruling Session of CADE’sTribunal, held on March 25, 2015, as published in the Official Gazette of the Federal Executive on March 31, 2015.

4.4.         Future Transactions.Once the Transaction is completed, studies related to the possibility of simplifying the Company's corporate structure will be considered, subject to all corporate and regulatory approvals required.

4.5.         AvailableDocuments.The documents relating to the Merger of Shares and other matters included in the meeting agenda of the Extraordinary Shareholders’ Meeting of the Company to be held on May 28, 2015 will be available to shareholders, upon presentation of identification, powers and proof of their respective shareholdings, issued at a maximum of two (2) days in advance, at the Company's headquarters, on business days as from May 13, 2015, from9:00 am to 6:00 pm. Further information may be obtained by phone at +55 11 3430-3687.Moreover, such documentsmayalsobeconsulted on the websites of the Brazilian Securities Commission - CVM (www.cvm.gov.br), BM&FBovespa S.A.–Bolsa de Valores, Mercadorias e Futuros(www.bmfbovespa.com.br), and the Company (www.telefonica.com.br/ri).

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF No. 02.558.157/0001-62 - NIRE 35.3.001.5881-4

São Paulo,May 12, 2015.

Manuel Alberto Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil - Investor Relations

Phone: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available atwww.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 13, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director